UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2004

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                       CNF INC. THRIFT AND STOCK PLAN

                                  CNF INC.
                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
             3240 Hillview Avenue, Palo Alto, California  94304
                       Telephone Number (650) 494-2900


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             CNF Inc. Thrift and Stock Plan

June 27, 2005                /s/ Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, CNF Inc. Benefits
                             Administrative Committee


















                       CNF INC. THRIFT AND STOCK PLAN

                      Financial Statements and Schedule

                         December 31, 2004 and 2003

   (With Report of Independent Registered Public Accounting Firm Thereon)















                       CNF INC. THRIFT AND STOCK PLAN



                 Index to Financial Statements and Schedule



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
    December 31, 2004                                                  3

  Statement of Net Assets Available for Benefits as of
    December 31, 2003                                                  4

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2004                               5

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2003                               6

Notes to Financial Statements                                          7

Supplemental Schedule:

Schedule I:     Schedule H, Line 4i - Schedule of Assets
  (Held at End of Year) as of December 31, 2004                       16
























           Report of Independent Registered Public Accounting Firm



To the Finance Committee of the
CNF Inc. Board of Directors:


We have audited the accompanying statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Portland, Oregon
June 17, 2005



                                                CNF INC. THRIFT AND STOCK PLAN
                                       Statement of Net Assets Available for Benefits
                                                    December 31, 2004


                                  Participant-
                                   Directed                             Nonparticipant-Directed
                                --------------  --------------------------------------------------------------------------
                                                                                               Retiree
                                                Restricted                                     Health
                                                   CNF         CNF Preferred  CNF Preferred    Savings
                                                Common Stock    Stock Fund-    Stock Fund-     Account
                                                   Fund          Allocated     Unallocated     (401(h))         Total
                                               -------------- -------------- -------------- -------------- ---------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $ 462,279,394  $          -   $          -   $          -   $          -   $  462,279,394
  Common trust funds              185,924,705             -              -              -              -      185,924,705
  Participant loans                54,838,141             -              -              -              -       54,838,141
  CNF equity                       58,945,926    100,784,667    100,874,660     87,238,011             -      347,843,264
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total investments              761,988,166    100,784,667    100,874,660     87,238,011             -    1,050,885,504
                                -------------- -------------- -------------- -------------- -------------- ---------------
 Net assets held in 401(h)
  account (Notes 3 and 8)                  -              -              -              -      13,712,186      13,712,186


 Contributions receivable:
  Participants                      1,063,577             -              -              -              -        1,063,577
  CNF                                 179,627      2,624,673             -              -              -        2,804,300
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total contributions
    receivable                      1,243,204      2,624,673             -              -              -        3,867,877
                                -------------- -------------- -------------- -------------- -------------- ---------------
  Due from CNF Preferred
    Stock Fund - Unallocated               -              -       3,452,522             -              -        3,452,522
  Dividend receivable                      -              -              -       4,860,705             -        4,860,705
  Cash                                 19,604             -              -              -              -           19,604
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total assets                   763,250,974    103,409,340    104,327,182     92,098,716     13,712,186   1,076,798,398
                                -------------- -------------- -------------- -------------- -------------- ---------------

Liabilities:
 Notes payable (Note 5)                    -              -              -     (89,700,000)             -     (89,700,000)
 Accrued interest payable                  -              -              -      (3,479,150)             -      (3,479,150)
 Due to CNF (Note 1)                       -              -              -      (1,381,555)             -      (1,381,555)
 Due to CNF Preferred Stock                -              -              -      (3,452,522)             -      (3,452,522)
  Fund - Allocated
 Amounts related to
  obligation of 401(h)
  account (Notes 3 and 8)                  -              -              -              -     (13,712,186)    (13,712,186)
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total liabilities                       -              -              -     (98,013,227)   (13,712,186)   (111,725,413)
                                -------------- -------------- -------------- -------------- -------------- ---------------
Net assets available for
    benefits                    $ 763,250,974  $ 103,409,340  $ 104,327,182  $  (5,914,511) $           -  $  965,072,985
                                ============== ============== ============== ============== ============== ===============

                                                   See accompanying notes to financial statements.



                                                CNF INC. THRIFT AND STOCK PLAN
                                       Statement of Net Assets Available for Benefits
                                                    December 31, 2003


                                  Participant-
                                   Directed                             Nonparticipant-Directed
                                --------------  -------------------------------------------------------------------------
                                                                                               Retiree
                                                Restricted                                     Health
                                                   CNF         CNF Preferred  CNF Preferred    Savings
                                                Common Stock    Stock Fund-    Stock Fund-     Account
                                                   Fund          Allocated     Unallocated     (401(h))         Total
                                               -------------- -------------- -------------- -------------- --------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $ 401,670,700  $          -   $          -   $          -   $          -   $ 401,670,700
  Common trust funds              171,045,765             -              -              -              -     171,045,765
  Participant loans                48,465,757             -              -              -              -      48,465,757
  CNF equity                       39,435,308     65,130,965     78,138,264     85,597,062             -     268,301,599
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total investments              660,617,530     65,130,965     78,138,264     85,597,062             -     889,483,821
                                -------------- -------------- -------------- -------------- -------------- --------------
 Net assets held in 401(h)
  account (Notes 3 and 8)                  -              -              -              -       8,928,344      8,928,344


 Contributions receivable:
  Participants                      1,668,837             -              -              -              -       1,668,837
  CNF                                      -       2,630,688            -              -              -        2,630,688
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total contributions
    receivable                      1,668,837      2,630,688             -              -              -       4,299,525
                                -------------- -------------- -------------- -------------- -------------- --------------
  Due from CNF Preferred
    Stock Fund - Unallocated               -              -       3,148,871             -              -       3,148,871
  Dividend receivable                      -              -              -       5,003,598             -       5,003,598
  Cash                                 15,460             -              -              -              -          15,460
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total assets                   662,301,827     67,761,653     81,287,135     90,600,660      8,928,344    910,879,619
                                -------------- -------------- -------------- -------------- -------------- --------------

Liabilities:
 Notes payable (Note 5)                    -              -              -    (101,700,000)             -   (101,700,000)
 Accrued interest payable                  -              -              -      (3,839,150)             -     (3,839,150)
 Due to CNF (Note 1)                       -              -              -      (1,164,448)             -     (1,164,448)
 Due to CNF Preferred Stock                -              -              -      (3,148,871)             -     (3,148,871)
  Fund - Allocated
 Amounts related to
  obligation of 401(h)
  account (Notes 3 and 8)                  -              -              -              -      (8,928,344)    (8,928,344)
                                -------------- -------------- -------------- -------------- -------------- --------------
   Total liabilities                       -              -              -    (109,852,469)    (8,928,344)  (118,780,813)
                                -------------- -------------- -------------- -------------- -------------- --------------
Net assets available for
    benefits                    $ 662,301,827  $  67,761,653  $  81,287,135  $ (19,251,809) $           -  $ 792,098,806
                                ============== ============== ============== ============== ============== ==============

                                                   See accompanying notes to financial statements.


                                          CNF INC. THRIFT AND STOCK PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2004

                                  Participant-
                                   Directed                Nonparticipant-Directed
                                --------------  --------------------------------------------

                                                Restricted
                                                   CNF         CNF Preferred  CNF Preferred
                                                Common Stock    Stock Fund-    Stock Fund-
                                                   Fund          Allocated     Unallocated       Total
                                               -------------- -------------- -------------- --------------
Additions:
 Participant contributions      $  67,234,135  $          -   $          -   $          -   $  67,234,135
 CNF contributions (Note 1)           792,715      9,781,873             -       9,160,443     19,735,031
 Rollover contributions             4,195,538             -              -              -       4,195,538
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -       8,437,726             -       8,437,726
 Dividend and interest income       4,087,407        789,331             -       9,797,859     14,674,597
 Net appreciation in fair
  value of Investments
  (Note 4)                         66,841,309     31,369,712     18,181,852      9,847,291    126,240,164
                                -------------- -------------- -------------- -------------- --------------
    Total additions               143,151,104     41,940,916     26,619,578     28,805,593    240,517,191
                                -------------- -------------- -------------- -------------- --------------

Deductions:
  Distributions to participants   (45,149,447)    (6,855,322)            -              -     (52,004,769)
  Transfers to other plans            (46,453)        (7,496)       (15,999)            -         (69,948)
  Allocation of preferred shares
   to TASP participants, at
   cost                                    -              -              -      (8,437,726)    (8,437,726)
  Allocation of preferred shares
   to Menlo Worldwide
   Forwarding Inc. Savings Plan
   participants, at cost                   -              -              -         (72,269)       (72,269)
  Interest expense                         -              -              -      (6,958,300)    (6,958,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions              (45,195,900)    (6,862,818)       (15,999)   (15,468,295)   (67,543,012)
                                -------------- -------------- -------------- -------------- --------------

 Interfund transfers, net           2,993,943        569,589     (3,563,532)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase                  100,949,147     35,647,687     23,040,047     13,337,298    172,974,179

Net assets available for
 benefits, December 31, 2003      662,301,827     67,761,653     81,287,135    (19,251,809)   792,098,806
                                -------------- -------------- -------------- -------------- --------------
Net assets available for
 benefits, December 31, 2004    $ 763,250,974  $ 103,409,340  $ 104,327,182  $  (5,914,511) $ 965,072,985
                                ============== ============== ============== ============== ==============




                                   See accompanying notes to financial statements.


                                          CNF INC. THRIFT AND STOCK PLAN
                             Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2003

                                  Participant-
                                   Directed                Nonparticipant-Directed
                                --------------  --------------------------------------------

                                                Restricted
                                                   CNF         CNF Preferred  CNF Preferred
                                                Common Stock    Stock Fund-    Stock Fund-
                                                   Fund          Allocated     Unallocated       Total
                                               -------------- -------------- -------------- --------------
Additions:
 Participant contributions      $  63,254,138  $          -   $          -   $          -   $  63,254,138
 CNF contributions                         -      10,162,067             -       7,706,100     17,868,167
 Rollover contributions             2,375,240             -              -              -       2,375,240
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -       7,784,917             -       7,784,917
 Dividend and interest income       4,074,585        733,877             -      10,072,200     14,880,662
 Net appreciation
  (depreciation)in fair
  value of Investments
  (Note 4)                        108,586,213      1,719,932      3,049,385     (1,939,172)   111,416,358
                                -------------- -------------- -------------- -------------- --------------
    Total additions               178,290,176     12,615,876     10,834,302     15,839,128    217,579,482
                                -------------- -------------- -------------- -------------- --------------

Deductions:
  Distributions to participants   (34,360,312)    (5,040,689)            -              -     (39,401,001)
  Transfers to other plans             (1,897)        (1,272)        (1,183)            -          (4,352)
  Allocation of preferred shares
   to TASP participants, at
   cost                                    -              -              -      (7,784,917)    (7,784,917)
  Allocation of preferred shares
   to Menlo Worldwide
   Forwarding Inc. Savings Plan
   participants, at cost                   -              -              -         (80,216)       (80,216)
  Interest expense                         -              -              -      (7,678,300)    (7,678,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions              (34,362,209)    (5,041,961)        (1,183)   (15,543,433)   (54,948,786)
                                -------------- -------------- -------------- -------------- --------------
 Interfund transfers, net           2,390,407        547,925     (2,938,332)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase                  146,318,374      8,121,840      7,894,787        295,695    162,630,696

Net assets available for
 benefits, December 31, 2002      515,983,453     59,639,813     73,392,348    (19,547,504)   629,468,110
                                -------------- -------------- -------------- -------------- --------------
Net assets available for
 benefits, December 31, 2003    $ 662,301,827  $  67,761,653  $  81,287,135  $ (19,251,809) $ 792,098,806
                                ============== ============== ============== ============== ==============




                                   See accompanying notes to financial statements.








                       CNF INC. THRIFT AND STOCK PLAN
                          Notes to Financial Statement

(1) Description of Plan

    The following description of the CNF Inc. Thrift and Stock Plan (the Plan or TASP) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

    (a) General

       The Plan, which is sponsored by CNF Inc. (CNF), consists of a profit-sharing portion and a stock-bonus portion that provides eligible employees the opportunity to save for their retirement by accumulating CNF stock. The plan also provides medical benefits for retired participants, as described in note 3.

       The  Plan  is  intended to qualify  as  a  profit-sharing  plan  under
       Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the CNF Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of CNF. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts, collectively known as "the Trust."

    (b) Amendments

       During 2000, CNF amended the Plan and the Menlo Worldwide Forwarding Inc. Savings Plan (MWF Savings Plan), formerly the CNF Inc. EWW Savings Plan. Effective September 19, 2000, the pilots of Emery Worldwide Airlines ceased participation in the Plan and their elective deferrals began being contributed to the MWF Savings Plan. The pilots' vested balance in the Plan was transferred to the MWF Savings Plan effective December 20, 2000. The transferred MWF Savings Plan participant accounts will continue to be allocated additional shares of CNF's Series B Cumulative Convertible Preferred Stock (Preferred Stock) as a substitute for Preferred Stock cash dividends used for debt service, as described below.

       In 2002, CNF designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account and note 8, Reconciliation to Form 5500.

       Effective January 1, 2003, the Plan was amended and restated to permit in-service withdrawals for financial hardship in accordance with four "safe-harbor" reasons (medical expenses, college tuition, purchase of primary residence, or to prevent eviction). Participants who are receiving benefits under a CNF-sponsored long-term disability plan are eligible for in-service withdrawals from the Plan. Previously, such withdrawals were only available if the participant qualified for Social Security disability benefits.

       Effective January 1, 2004, upon reaching age 55 and having completed at least 10 years of participation in the Plan, participants receive common stock matching contributions in the Unrestricted CNF Common Stock Fund, as discussed below.

       In December 2004, CNF completed the sale of Menlo Worldwide Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. (collectively referred to as MWF) to United Parcel Service, Inc.
       (UPS). The active employees of MWF ceased participation in the Plan as of the sale date and were permitted to transfer their Plan account balances to a UPS-sponsored defined contribution plan. In February and March 2005, transfers were made from the TASP to the UPS defined contribution plan totaling approximately $56,500,000 in rollover assets and $3,800,000 in outstanding loans.

    (c) Eligibility

       An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (d) Contributions

       Participants may contribute up to 50% of their compensation, as defined by the Plan and subject to certain limitations. CNF makes matching contributions equal to 50% of participants' contributions, but generally not exceeding 1.5% of their compensation, as defined in the Plan document. CNF matching contributions are in the form of allocations of Preferred Stock and open-market purchases of CNF Inc. Common Stock (Common Stock) from cash contributions by CNF.

       Matching Contributions to the Plan consisted of the following:

                                               Years ended December 31
                                            ------------------------------
                                                 2004            2003
                                            --------------  --------------
 Matching contributions:
    Preferred stock:
       CNF match of preferred stock         $   3,448,310   $   3,214,643
       Forfeited preferred stock                   89,956          74,000
    Common stock:
       CNF match of unrestricted common
         stock                                    792,715              -
       CNF match of restricted common
         stock                                  9,781,873      10,162,067
       Forfeited restricted common stock          330,000         305,032
                                            --------------  --------------
                                            $  14,442,854   $  13,755,742
                                            ==============  ==============



       Cash dividends on CNF preferred stock are used for debt service on the notes payable (see note 5). Participants are allocated additional CNF preferred stock as a substitute for the cash dividends used for debt service. For the years ended December 31, 2004 and 2003, annual interest requirements were less than annual CNF preferred stock cash dividends received by the Plan.

       As reported in the Statements of Changes in Net Assets Available for Plan Benefits, preferred shares were allocated to TASP and MWF Savings Plan participants at a historical cost of $8,437,726 and $72,269 for the year ended December 31, 2004, respectively, and at a historical cost of $7,784,917 and $80,216 for the year ended December 31, 2003, respectively. The total allocation to the TASP and MWF Savings Plan participants consisted of the following:


                                               Years ended December 31
                                            ------------------------------
                                                 2004            2003
                                            --------------  --------------
 CNF's match of preferred stock             $   3,448,310   $   3,214,643
 Additional preferred stock allocated
   to participants as a substitute
   for cash dividends used for
   debt service                                 5,061,685       4,650,490
                                            --------------  --------------
    Total allocations to participants       $   8,509,995   $   7,865,133
                                            ==============  ==============



       In addition to its match of Preferred and Common Stock, CNF made contributions to the Plan for repayment of the notes payable described in note 5. Principal payments consisted of the following:

                                               Years ended December 31
                                            ------------------------------
                                                 2004            2003
                                            --------------  --------------
 Cash contributions                         $   9,160,443   $   7,706,100
 CNF preferred stock cash dividends
   in excess of interest on the
   notes payable                                2,839,557       2,393,900
                                            --------------  --------------
    Total principal payments                $  12,000,000   $  10,100,000
                                            ==============  ==============

    (e) Participant Accounts

       The Plan allows participants to select any one or more of the 21 investment funds established under the Plan in which contributions can be invested. CNF's matching contributions are deposited into the Preferred Stock Fund - Allocated and the Restricted or Unrestricted CNF Common Stock Fund. Upon a participant reaching age 55 and having completed at least 10 years of participation in the Plan, balances in the Restricted CNF Common Stock Fund are transferred to the Unrestricted CNF Common Stock Fund and any future common stock matching contributions are deposited into the Unrestricted CNF Common Stock Fund. Participants meeting the eligibility requirements may elect once each year to transfer up to 100% of their assets from the Preferred Stock Fund - Allocated to the Unrestricted CNF Common Stock Fund based on the conversion formula described in note 4, Investments. Balances in the Unrestricted CNF Common Stock Fund can be transferred to investments other than CNF equity.

       Allocations of CNF's matching contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (f) Vesting

       Participants' contributions plus earnings thereon vest immediately. CNF's matching contributions generally vest after two years of service with CNF. If the employee is terminated prior to two years of service with CNF, the matching contributions are forfeited. Forfeited shares of common and preferred stock are used to reduce future CNF contributions. At December 31, 2004, forfeitures totaling $128,000 were available to reduce future contributions.

    (g) Participant Loans

       The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1% for 2004). Loans outstanding at December 31, 2004 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

    (h) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding matching contributions received after January 1, 2002, upon determination of disability, provided they qualify for benefits under CNF's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan.
       Distributions will be made in cash except that (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (i) Plan Termination

       Although CNF has no current intention of terminating the Plan, it may do so at any time by resolution of the board of directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2004 and 2003, except for (1) participant loans outstanding that are valued at cost, which approximates fair value, and (2) CNF preferred stock, which does not have a quoted market value and is stated at fair value, as determined by an annual independent appraisal.

       The notes payable of $89,700,000 and $101,700,000 at December 31, 2004 and 2003, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2004 and 2003 was approximately $101,000,000 and $110,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

    (c) Investments

       The Plan offers various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

    (d) Income Recognition

       The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2004 and 2003, all administrative expenses of the Plan were paid by CNF.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       CNF makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(3) Retiree Health Savings Account

    Effective January 1, 2002, the Plan was amended to include a medical-benefit component to fund a portion of the postretirement obligations for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical-benefit component (the 401(h) account). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account. Employer contributions to the 401(h) account are determined annually at the discretion of CNF and are subject to certain limitations as defined by the Code.

    Upon reaching age 45, completing five or more years of service and completing 1000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

(4) Investments

    The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 or 2003.


                                                        2004           2003
                                                   -------------  -------------
 Participant-directed investments:
   Shares in registered investment
     companies:
       T. Rowe Price Growth Stock Fund,
         5,161,418 and 5,182,578 shares,
         respectively                              $ 137,655,027  $ 126,092,132
       T. Rowe Price Equity Income Fund,
         4,188,428 and 3,972,435 shares,
         respectively                                111,370,306     95,974,020
       T. Rowe Price Science and Technology
         Fund, 4,874,452 and 5,039,668 shares,
         respectively                                 93,102,041     94,745,756

   Common trust funds:
       T. Rowe Price U.S. Treasury Money
         Market Trust, 86,891,263 and
         82,328,781 shares, respectively              86,891,263     82,328,781
       T. Rowe Price Retirement Strategy
         Trust-Balanced 1,995,902 and
         1,926,936 shares, respectively               49,458,452     43,914,863

   Participant loans                                  54,838,141     48,465,757

   Unrestricted CNF Common stock, 1,176,565 and
     1,163,283 shares, respectively                   58,945,926     39,435,308

   Nonparticipant-directed investments:
       Restricted CNF Common stock, 2,011,670
         and 1,921,267 shares, respectively          100,784,667     65,130,965
       CNF Preferred stock - allocated, 395,587
         and 361,751 shares, respectively            100,874,660     78,138,264
       CNF Preferred stock - unallocated,
         342,110 and 396,283 shares, respectively     87,238,011     85,597,062



    The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                   Years ended December 31
                                               ------------------------------
                                                    2004            2003
                                               --------------  --------------
 Shares in registered investment companies     $   38,866,209  $   92,595,837
 Common trust funds                                 7,925,263      14,280,956
 CNF Common stock                                  51,419,549       3,429,352
 CNF Preferred stock                               28,029,143       1,110,213
                                               --------------  --------------
                                               $  126,240,164  $  111,416,358
                                               ==============  ==============


    In May 1989, the Plan purchased 986,259 shares of CNF preferred stock for $150,009,863 using proceeds from the issuance of the notes described in note 5. The CNF preferred stock can only be issued to and held by the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the CNF preferred stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of CNF's matching contribution requirement. In connection with a participant's account distribution, the CNF preferred stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of CNF preferred stock.

    At December 31, 2004, outstanding CNF preferred stock of 742,995 shares consisted of 423,586 allocated shares and 319,409 unallocated shares. Allocated shares at December 31, 2004 included 418,286 shares allocated to TASP participant accounts and 5,300 shares allocated to MWF Savings Plan participant accounts. At December 31, 2003, outstanding CNF preferred stock of 763,674 shares consisted of 388,095 allocated shares and 375,579 unallocated shares. Allocated shares at December 31, 2003 included 382,454 shares allocated to TASP participant accounts and 5,641 shares allocated to MWF Savings Plan participant accounts. Unallocated shares at December 31, 2004 and 2003 were pledged as collateral against the Plan Notes, as described below. CNF preferred stock of 22,699 and 20,703 shares were allocated to participant accounts after December 31, 2004 and 2003, respectively, but related to participant activity for the years ended December 31, 2004 and 2003, respectively. Accordingly, this CNF preferred stock is accrued as Due from (Due to) the Preferred Stock Fund - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. CNF preferred stock is allocated at historical cost.

(5) Notes Payable

    On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay the $150,000,000 bridge loan from CNF to the Plan. The bridge loan had earlier been made to finance the purchase of the CNF preferred stock.

    CNF guarantees the notes issued the Plan. As of December 31, 2004, there was $27,700,000 aggregate principal amount of Series A TASP notes outstanding, bearing interest at an annual rate of 6.00% and maturing on January 1, 2006, and $62,000,000 aggregate principal amount of Series B TASP notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009.

    The Series A notes contain financial covenants that require CNF to maintain minimum amounts of net worth and fixed-charge coverage. In August 2003, the Series A notes were amended to exclude any effect of goodwill impairment charges and minimum pension liability adjustments on the requirement for specified levels of consolidated net worth and fixed-charge coverage. The Note and Guarantee Agreement with the holders of the Series A TASP 6.00% notes contains a financial covenant restricting the sale or merger of any significant subsidiary to a third party. CNF obtained a waiver from the required holders of the 6.00% notes for the sale of MWF to remain in compliance with certain financial covenants in that agreement.

    Holders of the Series B notes issued by the Plan have the right to require CNF to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated CNF's long-term senior debt at less than investment grade unless, within 45 days, CNF shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. At December 31, 2004, CNF's senior unsecured debt was rated as investment grade by both Moody's
    (Baa3) and Standard and Poor's (BBB-).

    The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2004 and 2003, principal payments were $12,000,000 and $10,100,000, respectively.

    Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from CNF are as follows:

                                       Series A      Series B        Total
                                     ------------  ------------  ------------
    2005                             $ 12,700,000  $        -    $ 12,700,000
    2006                               15,000,000           -      15,000,000
    2007                                             18,600,000    18,600,000
    2008                                             20,700,000    20,700,000
    2009                                             22,700,000    22,700,000
                                     ------------  ------------  ------------
                                     $ 27,700,000  $ 62,000,000  $ 89,700,000
                                     ============  ============  ============


(6) Income Tax Status

    The Internal Revenue Service has determined and informed CNF by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(7) Related Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.



(8) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits.

                                                          December 31
                                                 ------------------------------
                                                      2004            2003
                                                 --------------  --------------
 Net assets available for benefits -
   financial statements                          $  965,072,985  $  792,098,806
 Net assets held in 401(h) account
   included as assets in Form 5500:
     Employer contribution receivable                 4,608,136       4,600,000
     Shares in registered investment companies        9,104,050       4,328,344
                                                 --------------  --------------
       Net assets available for
         benefits - Form 5500                    $  978,785,171  $  801,027,150
                                                 ==============  ==============


    The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits but can be used only to pay retiree health benefits.

    The following are reconciliations of the changes in net assets available for plan benefits:



                                                      Retiree
                                                       Health
                                                      Savings
                                                      Account
                                       Financial      (401(h)          Form
                                      statements      Account)         5500
                                     -------------  ------------  -------------
 Year ended December 31, 2004:
   Net appreciation (depreciation)
     in fair value of investments    $126,240,164   $  (134,824)  $126,105,340
   Dividend and interest
     income                            14,674,597       445,048     15,119,645
   CNF Contributions                   19,735,031     4,608,136     24,343,167
   Distributions to participants      (52,004,769)     (134,518)   (52,139,287)

Year ended December 31, 2003:
  Net appreciation (depreciation)
    in fair value of investments     $111,416,358   $   (43,158)  $111,373,200
  Dividend and interest
    income                             14,880,662       177,697     15,058,359
  CNF Contributions                    17,868,167     4,600,000     22,468,167
  Distributions to participants       (39,401,001)      (19,183)   (39,420,184)





                                                                  Schedule I
                        CNF INC.THRIFT AND STOCK PLAN
                               EIN 94-1444798
                                Plan No.003

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                            December 31, 2004

 Identity
 of issue
 borrower,          Description of investment
  lessor            including maturity date,
or similar        rate of interest,collateral,                    Current
  party             par or maturity value           Cost           value
----------      -----------------------------    -------------  -------------

                Shares in registered
                 investment companies:
*T.Rowe Price   Growth Stock Fund
                (5,161,418.351 shares)           $ 131,872,338  $ 137,655,027
*T.Rowe Price   Equity Income Fund
                (4,188,428.221 shares)              95,585,486    111,370,306
*T.Rowe Price   Science and Technology Fund
                (4,874,452.420 shares)             125,431,695     93,102,041
*T.Rowe Price   International Stock Fund
                (2,054,635.665 shares)              25,375,109     26,566,439
*T.Rowe Price   Small-Cap Stock Fund
                (875,024.258 shares)                22,794,375     27,843,272
PIMCO           PIMCO Total Return Fund
                (3,612,997.773 shares)              38,673,613     38,550,686
J.P. Morgan
Investment      Undiscovered Managers Small Cap
Managers,Inc    Growth Fund(742,125.398 shares)      6,662,488      7,577,100
*T.Rowe Price   Retirement Income Fund
                (74,637.188 shares)                    879,579        915,052
*T.Rowe Price   Retirement 2005 Fund
                (106,205.968 shares)                 1,049,228      1,122,597
*T.Rowe Price   Retirement 2010 Fund
                (31,040.299 shares)                  4,094,797      4,358,161
*T.Rowe Price   Retirement 2015 Fund
                (336,812.354 shares)                 3,341,783      3,617,365
*T.Rowe Price   Retirement 2020 Fund
                (282,516.196 shares)                 3,944,829      4,206,666
*T.Rowe Price   Retirement 2025 Fund
                (250,767.271 shares)                 2,502,975      2,730,856
*T.Rowe Price   Retirement 2030 Fund
                (117,400.284 shares)                 1,686,465      1,819,704
*T.Rowe Price   Retirement 2035 Fund
                (40,695.949 shares)                    409,422        444,400
*T.Rowe Price   Retirement 2040 Fund
                (25,672.535 shares)                    369,988        399,722

                Common trust funds:
*T.Rowe Price   Equity Index Trust
                (1,065,616.158 shares)              31,532,950     36,412,104
*T.Rowe Price   Bond Index Trust
                (599,129.985 shares)                11,464,164     13,162,886
*T.Rowe Price   U.S. Treasury Money Market Trust
                (86,891,263.090 shares)             86,891,263     86,891,263
*T.Rowe Price   Retirement Strategy Trust-Balanced
                (1,995,902.007 shares)              40,199,122     49,458,452

*Plan           Participant loans with interest
 Participants   from 5.00% to 10.50% and maturity
                dates from 2005 to 2009                      -     54,838,141

                Common stock:
*CNF Inc.       Unrestricted CNF Common Stock
                (1,176,565.390 shares)              36,501,755     58,945,926
*CNF Inc.       Restricted CNF Common Stock
                (2,011,670.003 shares)              60,183,666    100,784,667

                Preferred stock:
*CNF Inc.       CNF Preferred Stock - Allocated
                (395,586.899 shares)                60,143,796    100,874,660
*CNF Inc.       CNF Preferred Stock - Unallocated
                (342,109.848 shares)                52,034,908     87,238,011
                                                                -------------
                                                                1,050,885,504

                Investments held in 401(h) account:
PIMCO           PIMCO Total Return Fund
                (853,238.073 shares)                 9,281,065      9,104,050
                                                                -------------
                                                               $1,059,989,554
                                                               ==============

*Represents a party-in-interest as of December 31, 2004.

Note: Cost is calculated using the moving average method.



                See accompanying report of independent registered public
                                accounting firm.